The following Management’s Discussion and Analysis (MD&A) should be read in conjunction with InterOil’s audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2007 and our unaudited interim financial statements and accompanying notes for the quarter ended March 31, 2008. The MD&A was prepared by the management of InterOil and provides a review of our performance in the quarter ended March 31, 2008 and our financial condition and future prospects.
Our financial statements and the financial information contained in this MD&A have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in United States dollars (USD) unless otherwise specified. References to “we,” “us,” “our,” “Company,” and “InterOil” refer to InterOil Corporation and/or InterOil Corporation and its subsidiaries as the context requires. All dollar amounts are stated in United States dollars unless otherwise specified. Information presented in this MD&A is as at March 31, 2008 unless otherwise specified.
Management Discussion and Analysis       INTEROIL CORPORATION       1

LEGAL NOTICE – RISK FACTORS AND FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used, such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our plans for our exploration activities and other business segments and results therefrom, expanding our business segments, operating costs, business strategy, contingent liabilities, environmental matters, and plans and objectives for future operations, the timing, maturity and amount of future capital and other expenditures.
Many risks and uncertainties may impact the matters addressed in these forward-looking statements, including but not limited to:
•	the inherent uncertainty of oil and gas exploration activities;

•	the uncertain outcome of our negotiations with the Papua New Guinea government to determine the price at which our refined products may be sold;

•	the availability of crude feedstock at economic rates;

•	uncertainty in our ability to attract capital;

•	refinancing risk;

•	interest rate risk;

•	general economic conditions and illiquidity in the credit markets;

•	the recruitment and retention of qualified personnel;

•	the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services;

•	our ability to finance the development of our LNG facility;

•	our ability to timely construct and commission our LNG facility;

•	political, legal and economic risks in Papua New Guinea;

•	our ability to renew our petroleum licenses;

•	landowner claims;

•	the uncertainty in being successful in pending lawsuits and other proceedings;

•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;

•	the inability of our refinery to operate at full capacity;

•	difficulties in marketing our refinery’s output;

•	exposure to certain uninsured risks stemming from our refining operations;

•	weather conditions and unforeseen operating hazards;

•	losses from our hedging activities;

•	the impact of competition;

•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;

•	fluctuations in currency exchange rates;

•	material weakness in our internal controls over financial reporting.
Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the impact of increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop production and reserves through development and exploration activities. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.
Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2007.
Furthermore, the forward-looking information contained in this MD&A is made as of the date hereof, unless otherwise specified and, except as required by applicable law, we have no obligation to update publicly or to revise any of this forward-looking information. The forward-looking information contained in this report is expressly qualified by this cautionary statement.
We currently have no production reserves or resources as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. All information contained in this MD&A regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.
Management Discussion and Analysis       INTEROIL CORPORATION       2

INDUSTRY TRENDS
InterOil is developing a vertically integrated energy company in Papua New Guinea and the surrounding region. InterOil is therefore exposed to exploration and development, refining, distribution and marketing industry trends and regulation.
A summary of the various industry trends can be found under the heading “Industry Trends” in our Management Discussion and Analysis dated March 28, 2008 available at www.sedar.com. We do not believe that our business environment has materially changed since the date of our 2007 Management Discussion and Analysis.
RISK MANAGEMENT
Our financial results are significantly influenced by the business environment in which we operate. A summary of the various risks can be found under the heading “Risk Factors” in our 2007 Annual Information Form dated March 28, 2008 available at www.sedar.com. We do not believe that our business risks have materially changed since the date of our 2007 Annual Information Form.
BUSINESS STRATEGY
InterOil’s strategy is to develop a vertically integrated energy company in Papua New Guinea and surrounding regions, focusing on niche market opportunities which provide financial rewards for InterOil shareholders, while being environmentally responsible, providing a quality working environment and contributing value to the communities in which InterOil operates. InterOil has taken a three-pronged approach when planning to achieve this strategy by :-
1.	capitalizing on and expanding on existing business assets,

2.	targeted acquisitions and growth opportunities in Papua New Guinea and the surrounding regions,

3.	Positioning InterOil for long term oil and gas business success.
A summary of the strategic priorities by business segment can be found in our 2007 Annual Information Form dated March 28, 2008 available at www.sedar.com.
Management Discussion and Analysis       INTEROIL CORPORATION       3

INTRODUCTION
InterOil is developing a vertically integrated energy company in Papua New Guinea and the surrounding region. Our operations are organized into four major segments:

Segments	Operations

Upstream	Exploration and Production – Explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing significant discoveries.

Refining – Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for domestic market and for spot export.

Midstream	Liquefaction – Developing an onshore liquefied natural gas processing facility in Papua New Guinea.

Downstream	Wholesale and Retail Distribution – Markets and distributes refined petroleum products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate
Corporate – Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations. General and administrative and integrated costs are recovered from business segments on an equitable basis. Our corporate segment results also include consolidation adjustments.

Management Discussion and Analysis       INTEROIL CORPORATION       4

FINANCIAL RESULTS
Summary of Consolidated Financial Results for the Quarter ended March 31, 2008 Compared to the Quarter ended March 31, 2007
Highlights for the Quarter ended March 31, 2008
Earnings Before Interest Taxes, Depreciation and Amortization (EBITDA), a non-GAAP measure, for the quarter ended March 31, 2008 was $7.1 million, an improvement of $4.0 million, or 130% over the same quarter of 2007. Sales and operation revenue increased $65.5 million from $125.9 million in the quarter ended March 31, 2007 to $191.4 million in the quarter ended March 31, 2008.
The net loss for the quarter ended March 31, 2008 was $2.4 million, an improvement of $3.0 million, or 56% over the same quarter of 2007. The operating segments of Corporate, Midstream refining and Downstream collectively had a net profit for the quarter of $0.6 million and the development segments of Upstream and Midstream liquefaction had a net loss of $3.0 million.
Cashflow provided by operating activities for the quarter was $7.0 million, an improvement of $12.0 million over the same period for 2007.
In summary, the $3.0 million improvement in the net loss for the quarter ended March 31, 2008 compared to the same period for 2007, is primarily due to:
✓	improved gross margin due to the positive effect of Import Parity Price (‘IPP’) movements over the current quarter coupled with increased domestic demand.

✓	decreased exploration expenses as the Elk seismic program was completed prior to current quarter.
These improvements were partly offset by:
✓	additional expenses associated with the LNG Project.

✓	increased interest expense on higher borrowings and working capital facility.
A detailed explanation of our consolidated results for the quarter ended March 31, 2008 is contained in the section entitled “Analysis of Consolidated Financial Results for Quarter Ended March 31, 2008 compared to the Quarter Ended March 31, 2007”. Following is a table containing the consolidated results for the quarter ended March 31, 2008 and 2007.
Management Discussion and Analysis       INTEROIL CORPORATION       5

Consolidated Financial Results
Consolidated Results for the Quarter Ended March 31, 2008 compared to the Quarter Ended March 31, 2007

Consolidated – Operating results	Quarter ended March 31,
($ thousands, except share data)	2008	2007

Sales and operating revenues	191,372	125,918
Interest revenue	317	688
Other non-allocated revenue	725	290

Total revenue	192,414	126,896

Cost of sales and operating expenses	(176,984)	(113,474)
Office and administration and other expenses	(8,506)	(6,984)
Exploration costs	237	(3,322)
Exploration impairment	(25)	(14)

Earnings before interest, taxes, depreciation and amortization (unaudited) (1)	7,136	3,102

Depreciation and amortization	(3,485)	(3,460)
Interest expense	(5,190)	(4,482)

Loss from ordinary activities before income taxes	(1,539)	(4,840)

Income tax expense	(858)	(497)
Non-controlling interest	—	(17)

Total net loss	(2,397)	(5,354)

Net loss per share (dollars) (basic)	(0.08)	(0.18)

Net loss per share (dollars) (diluted)	(0.08)	(0.18)

Total assets	586,107	506,427

Total liabilities	490,487	423,647

Cash flows (used in)/provided by operating activities	6,998	(4,973)

Cash dividends declared per share	—	—

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.
Analysis of Consolidated Financial Results for the Quarter Ended March 31, 2008 compared to the Quarter Ended March 31, 2007
While a complete discussion of each of the business segment’s results can be found under the section “Quarter in Review,” the following highlights some of the key movements, the net of which has resulted in a $3.0 million, or 56% decrease in our net loss from $5.4 million in the quarter ended March 31, 2007 to $2.4 million in the quarter ended March 31, 2007.
✓	$1.8 million improvement in gross margin mainly due to increased domestic demand coupled with a positive effect of IPP price movements over the current quarter.

✓	$3.5 million decrease in exploration costs relating to our portion of Elk geophysics and geology costs, which are expensed as incurred under the successful efforts method of accounting in the first quarter of prior year quarter. The Elk seismic program was completed in fourth quarter of 2007.
Management Discussion and Analysis       INTEROIL CORPORATION       6

     These improvements were partly offset by the following:
Ö	$1.5 million additional office and administration and other expenses mainly relating to preliminary LNG Project costs.

Ö	$0.7 million increase in interest expense for the quarter as a result of higher utilization of working capital facility during the current quarter and dividend on preference shares issued in November 2007.
Summary of Consolidated Quarterly Financial Results for Past Eight Quarters
Consolidated Quarterly Financial Results by Quarter for 2008 to date, and the Preceding Seven Quarters
The following is a table containing the consolidated results for the eight quarters ended March 31, 2008 by business segment.

Quarters ended	2008	2007				2006
($ thousands except share data)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Upstream	618	579	1,176	397	395	705	900	2,684
Midstream – Refining	176,973	137,509	168,737	114,584	103,055	147,538	94,687	106,825
Midstream – Liquefaction	13	26	10	5	—	—	—	—
Downstream	116,048	118,495	102,786	93,186	77,812	91,990	39,527	37,995
Corporate and Consolidated	(101,238)	(83,776)	(82,605)	(67,633)	(54,366)	(67,457)	(24,132)	(23,095)

Sales and operating revenues	192,414	172,833	190,105	140,539	126,896	172,776	110,982	124,409

Upstream	(1,135)	(3,128)	(5,015)	(5,492)	(4,009)	(719)	(1,107)	(1,922)
Midstream – Refining	5,724	9,589	(1,332)	3,775	6,336	9,144	1,674	(8,188)
Midstream – Liquefaction	(1,636)	(797)	(4,104)	(444)	(322)	(396)	(298)	—
Downstream	4,529	3,627	3,301	2,760	3,028	1,143	1,954	3,559
Corporate and Consolidated	(347)	(2,394)	(3,105)	4,959	(1,931)	(2,299)	(853)	(3,770)

Earnings before interest, taxes, depreciation and amortization (1)	7,135	6,897	(10,255)	5,557	3,102	6,873	1,370	(10,323)

Upstream	(1,289)	(3,262)	(4,716)	(5,831)	(4,318)	(954)	(1,310)	(2,098)
Midstream – Refining	(924)	2,990	(12,199)	(1,117)	1,511	3,818	(4,309)	(13,408)
Midstream – Liquefaction	(1,675)	(825)	(4,104)	(444)	(322)	(396)	(298)	—
Downstream	1,921	670	(255)	2,242	2,050	(427)	1,278	2,426
Corporate and Consolidated	(430)	(2,286)	3,382	2,196	(4,275)	(5,420)	(2,684)	(4,745)

Net income (loss) per segment	(2,397)	(2,713)	(17,892)	(2,954)	(5,354)	(3,379)	(7,323)	(17,825)

Net income (loss) per share (dollars)

Per Share – Basic	(0.08)	(0.09)	(0.60)	(0.10)	(0.18)	(0.11)	(0.25)	(0.60)
Per Share – Diluted	(0.08)	(0.09)	(0.60)	(0.10)	(0.18)	(0.11)	(0.25)	(0.60)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.
Management Discussion and Analysis      INTEROIL CORPORATION      7

QUARTER IN REVIEW
The following section provides a review of the quarter ended March 31, 2008 for each of our business segments. It includes a business summary, an operational review of the quarter, a review of financial results, and an analysis of each stream’s contribution to InterOil’s corporate strategy.
UPSTREAM – QUARTER IN REVIEW
Upstream Business Summary
Our Upstream exploration and production business currently holds four exploration licenses and two retention licenses in Papua New Guinea, covering approximately nine million acres. Approximately 8.2 million acres are operated by us, being Petroleum Prospecting Licenses (‘PPL’) 236, 237, 238. The operated exploration licenses are located onshore in the eastern Papuan Basin, northwest of Port Moresby and are 100% owned by us. In addition to the onshore interests, we also have a 15% interest in PPL 244, located offshore in the Gulf of Papua. Our current exploration efforts are focused on PPL 236, 237 and 238, and the majority of our exploration expenditures are related to our ongoing drilling operations in PPL 238.
On March 3, 2008 we took over operatorship of the PRL 4 License, where we have a 43.13% working interest. We also own a 28.56% working interest in PRL 5, operated by Santos.
Our Indirect Participation Working Interest (‘IPWI’) investors have the right to participate up to a 31.55% working interest in the exploration wells currently being drilled and any resulting fields in our operated exploration licenses. These investors have a 31.55% interest in the next two exploration wells (after Elk-4A) and a 24.8% interest in the two subsequent exploration wells. During first quarter of 2008, one of our IPWI partners with a 4.5% interest decided to discontinue participating in the Elk appraisal program, thus increasing our share of ongoing Elk appraisal/development costs from 68.45% to 72.95%.
At March 31, 2008, we did not have any oil or gas reserves or resources, or working interests in any producing oil and gas wells and therefore no oil and gas sales revenue during the first quarter of 2008. The Elk structure hydrocarbons are currently being evaluated and are not classified as reserves under definitions adopted by the United States or Canadian regulatory authorities.
Upstream Operating Review
The following table shows key upstream events that occurred in the first quarter of 2008 and during the year ended December 31, 2007.

		Year Ended
	First Quarter of	December 31,
Key Upstream Metrics	2008	2007
Wells spudded in the period	—	2
Total footage drilled (Total Vertical Depth — feet)	4,549	13,602
2D seismic miles acquired	—	144
Airborne gravity and magnetic survey miles acquired	—	—
Total gross expenditure on 2D seismic acquisition ($ millions)	—	$19.5
Total Gross expenditure on drilling and testing ($ millions)	$14.7	$44.5
Elk-1 and Elk-2 Wells
No activity occurred at the Elk-1 or Elk-2 well sites during the first quarter of 2008. The Elk-1 well drilled in 2006, has been suspended as a gas/condensate discovery. Elk-2, drilled in 2007, did not flow gas at commercial rates and is suspended pending a decision to side-track the well.
Management Discussion and Analysis      INTEROIL CORPORATION      8

Elk-3 Well
This well designation was reserved with the Department of Petroleum & Energy for the proposed side-track well from the Elk-2 wellbore. On analysis of new seismic data it was determined that the side-track would be deferred. As such, Elk-3 has not been drilled.
Elk-4 Drilling
The Elk-4 well was spudded on November 15, 2007. It is located 0.9 miles (1.5 kilometers) south of Elk-1. At March 4, 2008, we had reached a depth of 6,578 feet (2,000 meters) and the well had failed to encounter the Elk limestone formation. Drilling beneath this depth has been designated as an exploratory well (see Elk 4A below) into the Antelope formation, which is adjacent to the Elk formation and separated geologically by a fault. Gross costs to March 4, 2008 were $20.5 million. As Elk-4 was not one of the eight IPWI exploration wells, our partners have contributed cash to cover their 27.05% of the Elk-4 drilling costs. Therefore, our 72.95% net share (one IPI investor with 4.5% interest elected not to participate in this well) of the Elk-4 costs is $15.0 million, which was capitalized at March 31, 2008, as part of our oil and gas properties, pending further evaluation of the structure.
Elk-4A Drilling
As discussed in “Elk-4 Drilling” above, the deepening of the Elk-4 well below 6,578 feet (2,000 meters) has been designated as Elk-4A well, an exploratory well into the limestone formation in the Antelope structure. As an exploratory well, InterOil is responsible for 100% of these costs. In addition, this well is the fourth exploration well of the eight commitment wells for the IPWI partners. At March 31, 2008, we had reached a depth of 7,278 feet (2,213 meters). On May 1, 2008, while drilling at 7,402 feet (2,256 meters) we encountered a gas kick, which resulted in a flow of natural gas and gas liquids to surface. The gas was flared and a Drill Stem Test (DST#1) was performed with a flow of 7.2 million cubic feet per day of gas and 82 barrels of condensate per day. We plan to continue drilling ahead to determine the extent of the reservoir and determine whether there is an oil leg beneath this gas. The initial test has been performed over the current interval to immediately gain initial indications of reservoir parameters including pressures, flow rates, indications of formation porosity, and the composition of the gas and associated liquids. However, our intent is to continue drilling as soon as practical to fully explore the potential of this reservoir and gas column. At March 31, 2008, the cost of drilling Elk-4A was $3.5 million.
Antelope-1 Well
The Antelope-1 drill site is located 2.5 miles (4 Kilometers) south of Elk-1 on PPL 238 and the drill site and camp construction was complete at March 31, 2008. Although efforts were made to secure a second rig to drill Antleope-1 at the same time as InterOil Rig 2 drilled Elk-4, it was not possible to locate a suitable rig due to the current high demand for drilling equipment. Therefore, when InterOil Rig 2 completes the drilling and testing of Elk-4A, it will be transported by helicopter to the new location. We anticipate the spud of Antelope-1 early in the third quarter of 2008.
Antelope-1 will target the limestone reef at approximately 1,700 meters depth with a total projected depth of approximately 2,500m. Costs to March 31, 2008 were $4.7 million.
PRL 4 – Operated By an InterOil Corporation subsidiary — SPI (157) Limited
•	In 1999, InterOil participated in drilling an exploratory well, Stanley-1, in PPL157.

•	Stanley-1 was a gas condensate discovery and is located with road access to both the port of Kiunga and the Ok Tedi copper mine.

•	The joint venture has engaged in negotiations to provide gas to an electrical power generation company. Gas composition and well deliverability are required to progress to financial close and the PRL 4 partners are planning a re-entry and production test of the Stanley-1 discovery well, to validate the resource with a projected spud date of July 1, 2008.
Management Discussion and Analysis      INTEROIL CORPORATION      9

•	In February 2008, Austral Pacific resigned as operator of PRL 4 and InterOil was elected the new operator effective March 3, 2008.
PRL 5 – Operated By Santos
•	During 2007, seismic re-processing was undertaken and the operator is proposing to drill Elevala-2 in 2008.
PPL244 – Operated By Talisman
The operator is seeking to delay the commitment of an offshore exploration well into 2009, pending further evaluation of the prospect.
Upstream Financial Results

Upstream — Operating results	Quarter ended March 31,
($ thousands, unless otherwise indicated)	2008	2007
Other non-allocated revenue	618	395

Total revenue	618	395

Office and administration and other expenses	(1,965)	(1,068)
Exploration costs	237	(3,322)
Exploration impairment	(25)	(14)

Earnings before interest, taxes, depreciation and amortization (unaudited) (1)	(1,135)	(4,009)

Depreciation and amortization	(154)	(309)
Interest expense	—	—

Loss from ordinary activities before income taxes	(1,289)	(4,318)

Income tax expense	—	—

Total net loss	(1,289)	(4,318)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.
Analysis of Upstream Financial Results Comparing Quarter Ended March 31, 2008 and 2007
During the quarter ended March 2007, the Upstream business segment had a net loss of $1.3 million as compared with a net loss of $4.3 million in the same quarter of 2007.
The key variances between quarter ended March 31, 2008 and 2007 are primarily due to:
Ö	$3.5 million decrease in exploration costs expensed as the Elk seismic program was completed in 2007. These costs were expensed as incurred under the successful efforts method of accounting in the first quarter of 2007.

Ö	$0.6 million increase in office and administration and other expenses related mainly to higher rig expenses.
Management Discussion and Analysis      INTEROIL CORPORATION      10

Upstream Financial Results for Quarter Ended March 31, 2008 and the Preceding Seven Quarters

Upstream — Operating results	2008	2007				2006
($ thousands)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Other non-allocated revenue	618	579	1,176	397	395	705	900	2,684

Total segment revenue	618	579	1,176	397	395	705	900	2,684

Office and administration and other expenses	(1,965)	(1,756)	(1,453)	(1,366)	(1,068)	(1,354)	(1,531)	(2,370)
Exploration costs	237	(1,234)	(4,232)	(4,518)	(3,322)	50	(505)	(2,162)
Exploration impairment	(25)	(717)	(505)	(6)	(14)	(119)	30	(76)

Earnings before interest, taxes, depreciation and amortization (1)	(1,135)	(3,128)	(5,015)	(5,493)	(4,009)	(717)	(1,106)	(1,924)

Depreciation and amortization	(154)	(134)	299	(338)	(309)	(233)	(202)	(173)
Interest expense	—	—	—	—	—	(2)	(1)	(1)

Loss from ordinary activities before income taxes	(1,289)	(3,262)	(4,716)	(5,831)	(4,318)	(953)	(1,309)	(2,098)

Income tax expense	—	—	—	—	—	—	—	—

Total net loss	(1,289)	(3,262)	(4,716)	(5,831)	(4,318)	(953)	(1,309)	(2,098)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.
Management Discussion and Analysis      INTEROIL CORPORATION      11

MIDSTREAM REFINING – QUARTER IN REVIEW
Midstream Refining Business Summary
The Midstream refinery segment is essentially comprised of our facilities situated at Napa Napa in Port Moresby, the capital city of Papua New Guinea. Our refinery consists of a 32,500 barrel per day crude distillation unit (CDU) and a 3,500 barrel per day catalytic reforming unit (CRU). We are currently the sole refiner of hydrocarbons in Papua New Guinea and the refinery’s output is sufficient to meet 100% of that country’s domestic demand for diesel, jet fuel and gasoline. Diesel, jet fuel and gasoline are the primary products that we produce for the domestic market.
Operation of the crude distillation unit also results in the production of naphtha and low sulfur waxy residue. Sometimes limited volumes of LPG’s are produced depending on the nature of the crude feedstock. To the extent that we do not convert naphtha into gasoline within the crude reforming unit, we export it to the Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstocks. At present, the majority of the low sulfur waxy residue is exported, as it is valued by more complex refineries as cracker feedstock. We also market the lower sulfur waxy residue in Papua New Guinea as InterOil Power Fuel.
We have also been negotiating with the Papua New Guinea government to revise the IPP formula which governs refined product sales in Papua New Guinea. During the period beginning November 30, 2007, an interim agreement was reached with PNG Government to apply a revised IPP formula for all sales from that date for a three month period to end February 2008. The interim agreement also provides for an independent review of the interim IPP formula for appropriateness before it is finalized as the permanent IPP formula. The Papua New Guinea Government has extended the interim pricing arrangements, pending completion of that review.
Midstream Refining Operating Review

	Quarters ended March 31,
Key Refining Metrics	2008	2007

Net income/(loss) ($ millions)	($0.9)	$1.5
EBITDA ($ millions) (1)	$5.7	$6.3
Throughput (barrels per day)(2)	21,959	18,448
Cost of production per barrel(3)	$2.69	$2.23
Working capital financing cost per barrel of production(2)	$0.83	$0.72
Distillates as percentage of production	57%	65%

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

(2)	Throughput per day has been calculated excluding shut down days.

(3)	Our cost of production per barrel and working capital financing cost per barrel have been calculated based on a notional throughput. Our actual throughput has been adjusted to include the throughput that would have been necessary to produce the equivalent amount of diesel that we imported during the year.
The Midstream refining segment had a reduced net income/(loss), down by $2.4 million to $0.9 million loss in the first quarter of 2008 from $1.5 million profit in the first quarter of 2007, and a reduced EBITDA, down by $0.6 million between first quarter 2008 compared to first quarter 2007. The reduced net income/(loss) is mainly due to increased operating costs of $1.5 million and a $1.8 million increase in interest expense relating to charges from the Corporate segment on inter company borrowings that was not charged in first quarter 2007.
In first quarter 2008, our total refinery throughput was 21,959 barrels (‘bbls’) per operating day versus 18,448 bbls per operating day in first quarter 2007. This increase in throughput from first quarter 2007 to first quarter 2008 is the result of operating the refinery at higher rates for shorter periods to process the available crude.
Management Discussion and Analysis     INTEROIL CORPORATION     12

Our working capital costs per barrel have increased marginally compared to first quarter 2007. Whilst US interest rates have fallen, this has more than been offset by the increase in the per barrel cost of oil which has therefore required an increased working capital financing.
Midstream Refining Quarterly Financial Results

Midstream Refining — Operating results	Quarter ended March 31,
($ thousands, unless otherwise indicated)	2008	2007

External sales	75,508	48,213
Inter-segment revenue	101,449	54,833
Interest and other revenue	16	9

Total segment revenue	176,973	103,055

Cost of sales and operating expenses	(169,473)	(94,841)
Office and administration and other expenses	(1,776)	(1,878)

Earnings before interest, taxes, depreciation and amortization (unaudited) (1)	5,724	6,336

Depreciation and amortization	(2,761)	(2,717)
Interest expense	(3,887)	(2,091)

Loss from ordinary activities before income taxes	(924)	1,528

Income tax expense	—	—
Non-controlling interest	—	(17)

Total net loss	(924)	1,511

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.
Analysis of Midstream Refining Financial Results Comparing the Quarters Ended March 31, 2008 and 2007
During the first quarter 2008, the Midstream Refining business net loss was $0.9 million, compared with a profit of $1.5 million in first quarter 2007. The key variances between the two periods are as follows:
✓ Our gross margin decreased $0.7 million to $7.5 million in first quarter 2008 from $8.2 million in first quarter 2007 due to the following contributing factors:

Controllable
+ Improved IPP margins for domestic sales

- Increased direct operating costs
Non controllable
•	Available crude feedstock composition resulted in poorer yield structure

•	Crude delays resulting in the need to import products resulting in reduced gross refining margins

•	Increasing crude premiums over Tapis benchmark
✓ $1.8 million increase in interest expense relating to the charge from the Corporate segment on inter-company loans that was not charged in first quarter 2007. A $0.2 million increase in interest expense due to higher working capital financing due to escalating crude prices.
Management Discussion and Analysis     INTEROIL CORPORATION     13

✓ $0.1 million decrease in office and administration and other expenses due to a $1.6 million increase to foreign exchange gains offset by increased fees on letters of credit and increased derivative losses.

✓ $0.1 million increase to depreciation charge in first quarter 2008 as compared to first quarter 2007
Midstream Refining Financial Results for the Quarter Ended March 31, 2008 and the Preceding Seven Quarters

Midstream Refining —
Operating results	2008	2007				2006
($ thousands)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30

External sales	75,508	53,385	85,733	46,538	48,213	79,634	69,901	84,823
Inter-segment revenue	101,449	84,094	82,989	68,031	54,833	67,894	24,665	21,870
Interest and other revenue	16	30	15	15	9	10	121	132
Total segment revenue	176,973	137,509	168,737	114,584	103,055	147,538	94,687	106,825

Cost of sales and operating expenses	(169,473)	(123,363)	(166,780)	(110,074)	(94,841)	(138,664)	(95,052)	(112,108)
Office and administration and other expenses	(1,776)	(4,557)	(3,289)	(735)	(1,878)	270	2,039	(2,905)
Earnings before interest, taxes, depreciation and amortization (1)	5,724	9,589	(1,332)	3,775	6,336	9,144	1,674	(8,188)

Depreciation and amortization	(2,761)	(2,158)	(2,781)	(2,748)	(2,717)	(2,806)	(2,699)	(2,626)
Interest expense	(3,887)	(4,397)	(8,155)	(2,156)	(2,091)	(2,478)	(3,330)	(2,731)

Loss from ordinary activities before income taxes	(924)	3,034	(12,268)	(1,129)	1,528	3,860	(4,355)	(13,545)

Income tax expense	—	—	—	—	—	—	—	—
Non-controlling interest	—	(44)	69	12	(17)	(42)	46	137

Total net income/(loss)	(924)	2,990	(12,199)	(1,117)	1,511	3,818	(4,309)	(13,408)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.
Management Discussion and Analysis     INTEROIL CORPORATION     14

MIDSTREAM LIQUEFACTION — QUARTER IN REVIEW
Midstream Liquefaction Operating Review
Our liquefaction segment is in the early stages of its development. In May 2006, InterOil signed a memorandum of understanding with the Government of Papua New Guinea for natural gas development projects in Papua New Guinea and a tri-partite agreement with Merrill Lynch Commodities (Europe) Limited and Pacific LNG Operations Ltd., an affiliate of Clarion Finanz AG. The tri-partite agreement related to a proposal for the construction of a liquefaction plant to be built adjacent to our refinery. The joint venture is targeting a facility that will produce up to nine million tons per annum of Liquefied Natural Gas (LNG) and condensates. The infrastructure currently being contemplated includes condensate storage and handling, a gas pipeline from the Elk/Antelope field, as well as sourced suppliers of gas, and LNG storage and handling. The LNG facility is designed to interface with our existing refining facilities.
On July 30, 2007, a shareholders’ agreement was signed between InterOil LNG Holdings Inc. (100% subsidiary of InterOil), Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc. (“Joint Venture Company”). The signing of this shareholders’ agreement meant that PNG LNG Inc. was no longer a subsidiary of InterOil Corporation and became a jointly controlled entity between the other parties to the shareholders’ agreement, from the date of the agreement.
As part of the shareholders’ agreement, five ‘A’ Class shares were issued with full voting rights with each share controlling one board position.  Two ‘A’ Class shares are owned by InterOil, two by Merrill Lynch Commodities (Europe) Limited, and one by Pacific LNG Operations Ltd. All key operational matters require either a unanimous or supermajority board resolution. As the entity is now a joint venture, guidance under CICA 3055 – ‘Interest in Joint Ventures’ has been followed and the entity has been proportionately consolidated in our consolidated financial statements from the date of the Shareholders’ Agreement.
We were also provided with ‘B’ Class shares in the Joint Venture Company with a fair value of $100.0 million in recognition of InterOil’s contribution to the LNG Project at the time of signing the Shareholders’ Agreement. Our contribution to the Joint Venture Company includes, among other things, infrastructure developed by us near the proposed LNG site at Napa Napa, our stakeholder relations within Papua New Guinea, our negotiation of natural gas supply agreements with landowners, and our contribution to project development. InterOil, Merrill Lynch and Pacific LNG will contribute cash into the Joint Venture Company in response to cash calls. Under the shareholders’ agreement, we are not required to contribute towards cash calls from the Joint Venture Company until a total of $200.0 million has been contributed by the other Joint Venture partners to equalize their shareholding in the Joint Venture Company with that of InterOil. As at March 31, 2008, InterOil held 87.55% of the B class shareholding in the Joint Venture Company. The balance of the shareholding is held in equal shares by Pacific LNG Operations Ltd. and Merrill Lynch Commodities (Europe) Limited.
Pacific LNG Operations Ltd. and Merrill Lynch Commodities (Europe) Limited have initially approved and agreed to provide a total of $40.0 million to fund cash costs incurred through the front end engineering and design (FEED) phase of the project and until the Final Investment Decision (FID) milestone is achieved. Both FEED and FID are defined in the Shareholders Agreement which is available on SEDAR at www.sedar.com.
Some progress has been made on a number of the key components necessary to develop a LNG project. During first quarter of 2008, we continued our negotiations with the government for a definitive project agreement. During 2008 we anticipate further development stage activities aimed towards the financing, government approvals and construction of such an LNG plant.
If approval is given, completion of an LNG facility will require substantial amounts of financing and construction will take a number of years to complete. No assurances can be given that we will be able to successfully construct such a facility, or as to the timing of such construction. In addition, no assurance can be given that we will have access to sufficient gas reserves, whether from the Elk location or otherwise, to support or justify an LNG facility.
Management Discussion and Analysis     INTEROIL CORPORATION     15

Midstream Liquefaction Quarterly Financial Results

Midstream Liquefaction — Operating results	Quarter ended March 31,
($ thousands, unless otherwise indicated)	2008	2007

Interest and other revenue	13	—

Total segment revenue	13	—

Office and administration and other expenses	(1,649)	(322)

Earnings before interest, taxes, depreciation and amortization (unaudited) (1)	(1,636)	(322)

Depreciation and amortization	(15)	—

Loss from ordinary activities before income taxes	(1,651)	(322)

Income tax expense	(24)	—

Total net loss	(1,675)	(322)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.
Analysis of Midstream Liquefaction Financial Results Comparing the Quarters Ended March 31, 2008 and 2007
All costs to the date of shareholders’ agreement relating to this segment have been expensed. These costs included expenses relating to employees, office premises and consultants.
All costs incurred, subsequent to the date of the shareholders’ agreement on July 31, 2007, during the pre-acquisition and construction stage will be expensed as incurred, unless they can be directly identified with the property, plant and equipment of the LNG construction project. As at March 31, 2008, we have capitalized $2.3 million relating to the direct costs relating to the project.
Midstream Liquefaction Financial Results for the Quarter Ended March 31, 2008 and the Preceding Seven Quarters

Midstream Liquefaction —	2008	2007				2006
Operating results ($ thousands)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30

Interest and other revenue	13	26	10	5	—	—	—	—
Total segment revenue	13	26	10	5	—	—	—	—

Office and administration and other expenses	(1,649)	(823)	(4,114)	(449)	(322)	(396)	(298)	—
Earnings before interest, taxes, depreciation and amortization (1)	(1,636)	(797)	(4,104)	(444)	(322)	(396)	(298)	—

Depreciation and amortization	(15)	(15)	—	—	—	—	—	—

Loss from ordinary activities before income taxes	(1,651)	(812)	(4,104)	(444)	(322)	(396)	(298)	—

Income tax expense	(24)	(13)	—	—	—	—	—	—

Total net income/(loss)	(1,675)	(825)	(4,104)	(444)	(322)	(396)	(298)	—

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.
Management Discussion and Analysis     INTEROIL CORPORATION     16

DOWNSTREAM QUARTER IN REVIEW
Downstream Business Summary
Our Downstream wholesale and retail refined petroleum products distribution business is the largest and most comprehensive distribution base in Papua New Guinea. It encompasses bulk storage, aviation refueling, and the wholesaling and retailing of refined petroleum products which we believe as at the end of first quarter of 2008 supplied approximately 70% of Papua New Guinea’s total refined petroleum product needs compared to 59% as at the end of first quarter of 2007.. Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline, kerosene, avgas, and fuel oil as well as Shell and BP branded commercial and industrial lubricants such as engine and hydraulic oils. In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refining business segment with the exception of lubricants, fuel oil and avgas.
As of March 31, 2008, we provided petroleum products to 51 retail service stations that operate under the InterOil brand name. Of the 51 service stations that we supply, 24 are owned by us or head leased, with a sublease to company approved operators. The other 27 service stations are independently owned and operated. We supply products to each of these service stations pursuant to retail supply agreements.
In addition to the retail distribution network, we supply petroleum products as a wholesaler to commercial clients and also operate 12 aviation refueling stations throughout Papua New Guinea, thus making us the single largest aviation supplier outside Port Moresby. We own and operate 6 larger terminals and 11 depots that are used as staging posts to supply product throughout Papua New Guinea. At the end of first quarter 2008, we have progressed repair and maintenance works to the facilities that we have selected to keep and plans are being finalized for the depots not in use which may be dismantled in the near future. A provision has been made in our Downstream financials for the modifications and remediation work to be done on these depots. More than two-thirds of the volume of petroleum products that we sold during year was supplied to commercial customers. Although the volume of sales to commercial customers is far larger than through our retail distribution network, the sales to our larger commercial customers are generally at lower margins.
Downstream Operating Review

	Quarters Ended March 31,
Key Downstream Metrics	2008	2007

Net income ($ millions)	$1.9	$2.1
EBITDA ($ millions) (1)	$4.5	$3.0
Sales volumes (millions of liters)	130.1	122.7
Cost of distribution per liter ($ per liter) (2)	$0.04	$0.03

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

(2)	Cost of distribution per liter includes land based freight costs and operational costs. It excludes depreciation and interest.
On October 1, 2006, InterOil completed the Shell Overseas Holdings Limited (‘Shell’) purchase which included all of Shell’s retail and distribution assets in Papua New Guinea and all aviation facilities except Shell’s interest in the aviation facility in Port Moresby. The purchase price of this business was $29.1 million, net of cash received including the purchase price adjustment which was completed in 2007.
The Shell acquisition made InterOil the largest distributor of refined petroleum products in Papua New Guinea. Other major commercial customer contracts have also increased our presence in the Papua New Guinea market. Currently, our total market share of refined petroleum products, based on all products consumed in Papua New Guinea, is estimated to be at 70%.
Management Discussion and Analysis       INTEROIL CORPORATION       17

We also signed a supply contract with Harmony Gold for supply of all fuel and lubricants to the mine. The mine is currently under construction and is expected to be in full production in the first quarter of 2009. We estimate the annual requirements for all fuels are approximately 20.0 million liters and 500,000 liters of lubricants per annum once the mine goes into production.
As at the end of this first quarter of 2008 major renovation works for the Lae terminal which included installation of vertical storage tanks at the ex-Shell facility were complete. This also included connecting the pipeline manifold from the ex-Shell pipeline to our existing pipeline. We had previously been renting the pipeline from a competitor for this facility. Additionally, major tankage repairs in Rabaul, are close to completion. The Rabaul terminal has suffered corrosion due to the active volcanic conditions in existence in that area. Major tankage repairs at the Madang facility have commenced and work is expected to be completed in second quarter 2008.
Downstream Quarterly Financial Results

Downstream - Operating results	Quarter ended March 31,
($ thousands, unless otherwise indicated)	2008	2007

External sales	115,864	77,705
Inter-segment revenue	22	20
Interest and other revenue	161	87

Total segment revenue	116,047	77,812

Cost of sales and operating expenses	(109,241)	(72,853)
Office and administration and other expenses	(2,279)	(1,931)

Earnings before interest, taxes, depreciation and amortization (unaudited) (1)	4,527	3,028

Depreciation and amortization	(573)	(456)
Interest expense	(1,282)	(39)

Income from ordinary activities before income taxes	2,672	2,533

Income tax expense	(753)	(483)

Total net income	1,919	2,050

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.
Downstream Financial Results Analysis Comparing Quarter Ended March 31, 2008 and 2007
During the quarter ended March 2008, the Downstream business earned a net income of $1.9 million compared with $2.1 million in the same period of 2007.
The key sources of variance between these periods were as follows:
✓	$1.8 million increase in gross margin in quarter ended March 31, 2008 over same period last year was mainly due to increased domestic demand, coupled with a net positive effect due to IPP movements as applied to the inventory sold during the period.

✓	$1.2 million increase in interest expense in the first quarter of 2008 over the comparative period in 2007 due to interest charges from Corporate to Downstream on intercompany loans mainly relating to funding provided for the BP and Shell acquisitions. The interest recharges commenced in the third quarter of 2007.
Management Discussion and Analysis       INTEROIL CORPORATION       18

✓	$0.4 million increase in office and administration and other expenses in the first quarter of 2008 over the comparable period of 2007 mainly due to higher Corporate allocations and increased repairs and maintenance costs.

✓	$0.3 million increase in income tax expense during the first quarter of 2008 over the first quarter of 2007 due to higher operating profits made by the business.
Downstream Financial Results for Quarter Ended March 31, 2008 and the Preceding Seven Quarters

Downstream -
Operating results	2008	2007				2006
($ thousands)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30

External sales	115,864	118,538	102,632	92,782	77,705	90,695	39,451	37,955
Inter-segment revenue	22	18	16	27	20	(29)	43	8
Interest and other revenue	161	(61)	138	377	87	1,324	33	32

Total segment revenue	116,047	118,495	102,787	93,186	77,812	91,990	39,527	37,995

Cost of sales and operating expenses	(109,241)	(109,391)	(98,324)	(88,236)	(72,853)	(87,521)	(35,743)	(33,447)
Office and administration and other expenses	(2,279)	(5,477)	(1,161)	(2,190)	(1,931)	(3,326)	(1,830)	(989)

Earnings before interest, taxes, depreciation and amortization (1)	4,527	3,627	3,301	2,760	3,028	1,143	1,954	3,559

Depreciation and amortization	(573)	(700)	(497)	(552)	(456)	(537)	(222)	(90)
Interest expense	(1,282)	(1,145)	(3,320)	66	(39)	(36)	(38)	(39)

Income/(loss) from ordinary activities before income taxes	2,672	1,782	(516)	2,274	2,533	570	1,694	3,430

Income tax expense	(753)	(1,112)	261	(32)	(483)	(997)	(416)	(1,004)

Total net income/(loss)	1,919	670	(255)	2,242	2,050	(427)	1,278	2,426

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.
Management Discussion and Analysis       INTEROIL CORPORATION       19

CORPORATE QUARTER IN REVIEW
Our Corporate segment engages in business development and improvement, provides common services and management, undertakes financing and treasury activities, and is responsible for government and investor relations. Common and integrated costs are recovered from business segments on an equitable allocation basis.
Corporate Quarterly Financial Results

Corporate - Operating results	Quarter ended March 31,
($ thousands, unless otherwise indicated)	2008	2007

External sales elimination	—	—
Inter-segment revenue elimination (1)	(101,472)	(54,853)
Interest revenue	235	487
Other non-allocated revenue	—	—

Total revenue	(101,237)	(54,366)

Cost of sales and operating expenses elimination (1)	101,730	54,220
Office and administration and other expenses (2)	(839)	(1,785)

Earnings before interest, taxes, depreciation and amortization (unaudited) (3)	(346)	(1,931)

Depreciation and amortization (4)	18	21
Interest expense (5)	(21)	(2,352)

Income/(loss) from ordinary activities before income taxes	(349)	(4,262)

Income tax expense	(81)	(13)
Non-controlling interest	—	—

Total net income/(loss)	(430)	(4,275)

(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.

(2)	Includes the elimination of inter-segment administration service fees.

(3)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

(4)	Represents the amortization of a portion of costs capitalized to assets on consolidation.

(5)	Includes the elimination of interest accrued between segments.
Analysis of Corporate Financial Results Comparing Quarter Ended March 31, 2008 and 2007
Key movements in Corporate between the quarter ended March 2008 and same quarter of 2007 were as follows:
✓	$2.1 million increase in interest revenue less interest expenses mainly on account of interest costs recharged to other segments at market rates relating to the $130.0 million bridging facility.

✓	$0.9 million decrease in office and administration expenses mainly relating to non-cash stock compensation expense associated with our stock incentive plans for employees and directors recognized during the quarter and higher recharges of head office expenses to respective operating segments.

✓	$0.9 million increase in net income on realization of intra-group profit eliminated on consolidation between Midstream and Downstream as compared to the prior year quarter.
Management Discussion and Analysis       INTEROIL CORPORATION       20

Corporate Consolidated Financial Results for Quarter Ended March 31, 2008 and the Preceding Seven Quarters

Corporate -
Operating results	2008	2007				2006
($ thousands)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30

Inter-segment revenue elimination	(101,472)	(84,112)	(83,005)	(68,058)	(54,853)	(67,864)	(24,708)	(21,878)
Interest revenue	235	336	401	424	487	457	554	(1,194)
Other unallocated revenue	—	—	—	—	—	(50)	22	(23)

Total segment revenue	(101,237)	(83,776)	(82,604)	(67,634)	(54,366)	(67,457)	(24,132)	(23,095)

Cost of sales and operating expenses elimination	101,730	83,121	83,005	69,906	54,220	66,649	24,708	21,878
Office and administration and other expenses	(839)	(1,739)	(3,506)	(3,866)	(1,785)	(1,491)	(1,429)	(2,553)
Gain on LNG shareholder agreement	0	—	—	6,553	—	—	—	—

Earnings before interest, taxes, depreciation and amortization (1)	(346)	(2,394)	(3,105)	4,959	(1,931)	(2,299)	(853)	(3,770)

Depreciation and amortization	18	21	20	20	21	22	24	26
Interest expense	(21)	99	6,253	(2,768)	(2,352)	(3,131)	(1,981)	(838)

Income/(loss) from ordinary activities before income taxes	(349)	(2,274)	3,168	2,211	(4,262)	(5,408)	(2,810)	(4,582)

Income tax expense	(81)	(11)	212	(15)	(13)	(10)	125	(166)
Non-controlling interest	—	(1)	2	—	—	(2)	1	3

Total net income/(loss)	(430)	(2,286)	3,382	2,196	(4,275)	(5,420)	(2,684)	(4,745)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.
Management Discussion and Analysis       INTEROIL CORPORATION       21

LIQUIDITY AND CAPITAL RESOURCES
Summary of Debt facilities

		Balance
		outstanding
Organization	Facility	March 31, 2008	Maturity date
Merrill Lynch bridging facility	$130,000,000	$130,000,000	May 3, 2008
OPIC secured loan	$85,000,000	$71,500,000	December 31, 2015
BNP Paribas working capital facility	$170,000,000	$33,025,778 (1)	August 31, 2008

(1)	Excludes letters of credit outstanding of $87.0 million and bank guarantees on hedging facility outstanding of $2.5 million.
Merrill Lynch Secured Bridging Facility (Corporate)
InterOil entered into a loan agreement for $130.0 million on May 3, 2006 with Merrill Lynch and as at March 31, 2008 had fully drawn down the facility. The facility was for a fixed term of two years and was due for repayment on May 12, 2008 following an agreed extension.
On May 6, 2008, $60.0 million of this facility was converted into common shares of the Company in satisfaction of the debt. The remaining $70.0 million was repaid on May 12, 2008 from the proceeds of our offering of 8% convertible debentures due in 2013.
As of May 14, 2008, $95.0 million had been received from investors. The conversion price applicable to these debentures is $25.00 per share. If the daily Volume Weighted Average Price (‘VWAP’) of the common shares is at or above $32.50 for at least 15 consecutive trading days, we may require the investors to convert their debentures into common shares. Accrued interest on these debentures is to be paid semi-annually in arrears in cash, common shares or a combination thereof, in May and November of each year, commencing November 2008.
OPIC Secured Loan (Midstream)
On June 12, 2001, we entered into a loan agreement with OPIC to secure a project financing facility of $85.0 million. The loan is secured over the assets of the refinery. The interest rate on the loan is equal to the treasury cost applicable to each promissory note outstanding plus 3% OPIC spread, and are payable quarterly in arrears. Half-yearly principal repayments of $4.5 million each are due on June 30 and December 31 of each year until the end of the loan agreement, being December 31, 2014.
The loan agreement was last amended under which the half yearly principal payments of $4,500,000 due in December 2006 and June 2007 each were deferred to June 30, 2015 and December 31, 2015, the dates of the final payments under the loan agreement.
While cash flows from operations are expected to be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility, should there be a major deterioration in refining margins or the pricing review not yield an agreement for the revision of the IPP pricing formula applicable to our refined product, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements. As a result, we may be required to raise additional capital and/or refinance this loan agreement in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance this loan agreements, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.
Management Discussion and Analysis       INTEROIL CORPORATION       22

BNP Paribas Working Capital Facility (Midstream)
On August 9, 2007, approval was received for the renewal of the $170.0 million Secured Revolving Crude Import Facility with BNP Paribas (Singapore Branch). This crude import facility is used to finance purchases of crude feedstock for our refinery. Our ability to borrow additional amounts under this crude import facility currently expires on August 31, 2008. As of March 31, 2008, $47.0 million remained available for use under the crude import facility. The weighted average interest rate under the crude import facility was 5.96% for the quarter ended March 31, 2008.
We expect to be able to renew this facility for another year when it expires on August 31, 2008. The renewal negotiations with BNP have commenced in second quarter of 2008. However, if we are unable to renew this facility, we may be required to refinance this facility. We can provide no assurances that our lenders will agree to refinance this facility, or, if available, that the terms of such refinancing will be acceptable to us.
Other Sources of Capital
Upstream
We fund our Upstream capital expenditures for exploration on the drilling program using the proceeds of the $125.0 million Indirect Participation Interest (IPI) Agreement that we entered into in February 2005. For expenditures on the extended well program and other appraisal wells, funding of our share of these costs is sourced from operational cash flows, secured loans or equity raising activities. Cash calls are also made from IPI investors for their share of interest in these appraisal wells.
In December, 2007, we completed a common stock private placement yielding gross proceeds of $25.0 million, after having previously (on November 21, 2007) completed a private placement of convertible preference stock yielding gross proceeds of $15.0 million. The funds from these offerings are being used for appraisal and development of the Elk/Antelope structures.
Downstream
Our Downstream working capital and capital investment programs are funded by cash generated from operating activities.
Summary of Cash Flows

	Quarter ended March 31,
($ thousands)	2008	2007

Net cash inflows/(outflows) from:

Operations	6,998	(4,979)
Investing	(2,921)	(6,913)
Financing	(30,849)	4,313

Net cash movement	(26,772)	(7,579)

Opening cash	43,862	31,681

Closing cash	17,090	24,102

Operating Activities
For the quarter ended March 2008 cash provided by our operating activities was $7.0 million compared with cash used in operating activities of $5.0 million in the same quarter of 2007. The operating cash flows for these periods include:
Management Discussion and Analysis       INTEROIL CORPORATION       23

✓	$1.4 million inflow in our cash provided by operations, prior to changes in non-cash working capital, in the first quarter of 2008 compared to a cash inflow of $4.4 million in the same quarter of 2007.

✓	$5.6 million inflow in non-cash working capital in the first quarter of 2008 as compared to $9.4 million outflow for same quarter of 2007. These working capital movements relate to the timing of receipts, payments and inventory purchases, along with the increasing crude and refined product price environment.
Investing Activities
For the quarter ended March 2008, cash used in our investing activities was $2.9 million compared with $8.9 million for the same quarter of 2007. During these periods, the cash used on investing activities consisted primarily of:
✓	$14.7 million outflow on oil and gas exploration expenditure for the first quarter of 2008 relating to the Elk extended well drilling program versus $11.7 million in same quarter of 2007 related to drilling and seismic activities. The Elk extended well program is not directly covered by the initial indirect participation interest contributions. Therefore, we must make separate cash calls for each IPI Investors’ share of these costs.

✓	$4.3 million inflow from cash calls from IPI investors in relation to the Elk extended well programs as compared to $9.9 million in the same quarter of 2007.

✓	$2.0 million inflow due to decrease in our secured cash balances in the first quarter of 2008 versus an outflow due to increase of $5.6 million in same quarter of 2007.

✓	$5.6 million inflow in non-cash working capital in the first quarter of 2008 due to increase in accounts payable and accrued liabilities in relation to oil and gas properties and the LNG project.
Financing Activities
For the quarter ended March 31, 2008, cash used in financing activities amounted to $30.8 million. The cash movements generated by financing activities were primarily due to:
✓	$33.4 million cash outflow from the repayment of BNP Paribas working capital facility as compared to $4.2 million of proceeds from the same facility during same quarter of 2007.

✓	$2.6 million inflow from cash calls to joint venture partners in issue of ‘B’ class shares in the Joint Venture Company.
Capital Expenditures
Upstream Capital Expenditures
Gross capital expenditures for exploration in Papua New Guinea for the quarter ended March 31, 2008 were $14.7 million compared with $11.7 million during the same period of 2007. Our capital expenditures for the quarter ended March 31, 2008 consisted of:
✓	$9.4 million on drilling the Elk-4 appraisal well as part of the Elk extended well program.

✓	$3.5 million on drilling the Elk-4/A exploratory well which has intersected Antelope structure.

✓	$1.7 million on preparatory costs on our next appraisal well Antelope-1.

✓	Fixed assets and inventory movement made up the balance of the expenditure.
The IPI investors are required to fund 31.55% of the Elk extended well program costs to maintain their interest in the well program. The amounts capitalized in our books, or expensed as incurred, in relation to the extended well program are the net amounts after adjusting the IPI investors’ interest in the program.
Midstream Capital Expenditures
There were no major capital expenditures in our Midstream refinery business segment for the quarter ended March 31, 2008.
Management Discussion and Analysis       INTEROIL CORPORATION       24

Downstream Capital Expenditures
Capital expenditures for the Downstream wholesale and retail distribution business segment were $0.5 million for quarter ended March 31, 2008 and related to major tankage repairs in Rabaul.
Capital Requirements
The capital requirements for each of our business segments are discussed below. The oil and gas industry is capital intensive and our business plans necessarily involve raising additional capital. The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital. No assurance can be given that we will be successful in obtaining new sources of capital on terms that are acceptable to us.
Upstream
We are obliged under our $125.0 million indirect participation agreement entered into in February 2005 to drill eight exploration wells. We completed our third exploration well, Elk-1, in November 2006, for which drilling costs increased as a result of a discovery with high pressure gas and gas liquids. The higher costs incurred at the Elk-1 well were partially funded by the receipt of $7.0 million under our “Control of Well” insurance policy during the year.
As discussed in Upstream operating review section above, all costs related to the deepening of Elk-4 well below 6,578 feet (2,000 meters) have been separated and classified as Elk-4A, which will be the fourth exploratory well under the eight well drilling program. At March 31, 2008, the cost of drilling Elk-4A was $3.5 million.
We believe that we will be able to meet the obligations to drill the remaining five wells under the indirect participation agreement. We may have to raise additional funds in order for us to complete the program and meet the obligation under the agreement. The cost of drilling exploration wells in Papua New Guinea is subject to numerous factors, including the location where such wells are drilled. If we are unable to drill future exploration wells at a cost per well that is significantly lower than the current cost of the Elk discovery well drilled pursuant to this agreement, we may not have sufficient funds to satisfy our obligations under the indirect participation agreement, and would look to farm out or raise additional capital. However, we can provide no assurances that a farm out will be completed, that the terms of any such farm out will be acceptable to us or that we will be successful in raising additional capital. As of March 31, 2008, we had incurred $79.4 million in capital expenditures pursuant to the indirect participation interest related to the drilling of exploration wells and associated assets required for the program.
In order to evaluate the Elk discovery of gas and gas liquids, we will be required to drill additional appraisal wells. We are required to obtain the consent of the investors under the indirect participation interest agreement to use proceeds raised under the agreement to drill non-exploration wells or we will be required to raise additional funds to support this development. We can provide no assurances that we will be able to obtain such approvals or financing on terms that are acceptable.
We will also be required to attract substantial amounts of financing for the Elk field development and delivery of gas to the LNG project and it will take a number of years to complete these projects. We plan to use a combination of debt, equity and the partial sale of capitalized properties to strategic investors to raise adequate capital. The availability and cost of various sources of financing is highly dependent on market conditions at the time and we can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable.
Midstream — Refining
We believe that we will have sufficient funds from our operating cashflows to pay our estimated capital expenditures for 2008. Additionally, we also believe cash flows from operations are expected to be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility.
Management Discussion and Analysis       INTEROIL CORPORATION       25

Should there be a major deterioration in refining margins or the pricing review not yield an agreement for the revision of the pricing formula applicable to our refined product, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements. As a result, we may be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.
Midstream — Liquefaction
Completion of any LNG facility will require substantial amounts of financing and construction will take a number of years to complete. As a joint venture partner in the project, if the project proceeds we would be required to fund our share of the development costs after the initial costs of $200.0 million are funded by our joint venture partners to equalize their shareholding. No assurances can be given that we will be able to source sufficient gas reserves, successfully construct such a facility, or as to the timing of such construction. We plan to use a combination of debt, equity and the partial sale of capitalized properties to strategic investors to raise adequate capital. The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital. We can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable to us.
Downstream
We believe on the basis of current market conditions and the status of our business that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2008.
Management Discussion and Analysis       INTEROIL CORPORATION       26

Contractual Obligations and Commitments
The following table contains information on payments for contracted obligations due for each of the next five years and thereafter. It should be read in conjunction with our financial statements in the quarter ended March 31, 2008 and the notes thereto:

	Payments Due by Period
Contractual obligations		Less than					More than
($ thousands)	Total	1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	5 years

Secured loan obligations	201,500	9,000	9,000	9,000	9,000	9,000	156,500
Accrued financing costs	1,088	1,088	—	—	—	—	—
Indirect participation interest (1)	1,384	541	843	—	—	—	—
Indirect participation interest (2)	96,086	—	96,086	—	—	—	—
PNG LNG Inc. Joint Venture (proportionate share of commitments)	279	186	93	—	—	—	—
Petroleum prospecting and retention licenses (3)	7,899	2,183	5,716	—	—	—	—

Total	308,236	12,998	111,738	9,000	9,000	9,000	156,500

(1)	These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in July 2003. See Note 18 to our unaudited financial statements for the quarter ended March 31, 2008.

(2)	The liability presented in relation to indirect participation interest is not a cash commitment and will be resolved once the IPI investors have elected to convert their interests into a joint venture interest or shares in InterOil Corporation. InterOil’s commitment is to complete the eight well drilling program. As at March 31, 2008, management estimates that a further $47.4 million will be required to be spent to fulfill this commitment.

(3)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed to its joint venture partners to spend. In addition to this amount, InterOil must drill an exploration well in Petroleum Prospecting License 237 prior to the end of March 2009 in order to retain this license. As the cost of drilling this well cannot be estimated, it is not included within the above table.
Off Balance Sheet Arrangements
Neither during the quarter ended, nor as at March 31, 2008, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.
Transactions with Related Parties
Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned management fees of $37,500 during the first quarter of 2008 (first quarter of 2007 — $37,500). This management fee relates to Petroleum Independent and Exploration Corporation being appointed the General Manager of one of our subsidiaries, S.P. InterOil, LDC.
Breckland Limited provides technical and advisory services to us on normal commercial terms. Mr. Roger Grundy, one of our directors, is also a director of Breckland Limited and he provides consulting services to us as an employee of Breckland. Amounts paid or payable to Breckland Limited during the quarter ended March 31, 2008 amounted to $9,562 (March 2007 — $33,003).
Amounts due to directors and executives at March 31, 2008 totaled $30,500 for directors fees (March 2007 — $26,000) and $nil for executive bonuses (March 2007 — $nil).
Management Discussion and Analysis       INTEROIL CORPORATION       27

Share Capital
Our authorized share capital consists of an unlimited number of common shares and unlimited number of preferred shares, of which 1,035,554 series A preference shares are authorized. As of March 31, 2008, we had 31,026,356 common shares outstanding and 36,488,052 common shares on a fully diluted basis.
Derivative Instruments
Our revenues are derived from the sale of refined products. Prices for refined products and crude feedstocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.
Generally, we are required to purchase crude feedstock two months forward, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed. Because of this timing difference, there is an impact on our cost of crude feedstocks and the revenue from the proceeds of the sale of products, due to the fluctuation in prices during the time period. Therefore, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. Such an activity is better known as hedging and risk management. These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts are reduced. On the flip side, when we have locked-in the refinery margin and if the difference between our sales price of the refined products vis-à-vis our acquisition price of crude feedstocks expands or increase, then the benefits would be limited to the locked-in margin.
The derivatives instrument which we generally use is the over-the-counter (OTC) swap. The swaps transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the IPE and Nymex Exchanges. It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins. Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities. The derivatives swaps instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also crudes such as Tapis and Dubai. Using these tools, we actively engage in hedging activities to lock in margins. Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instrument such as Brent futures on the IPE Exchange to hedge our crude costs.
For a description of our current derivative contracts as of March 31, 2008, see Note 7 to our financial statements for the quarter ended March 31, 2008 and 2007.
At March 31, 2008, InterOil had a net payable of $1,690,325 (Mar 2007 — $227,980) relating to commodity hedge contracts. Of this total, a payable of $nil (Mar 2007 -$1,785,900) relates to hedges deemed effective at March 31, 2008 and a payable of $1,690,325 (Mar 2007 — receivable of $1,557,920) relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued. The gain/(loss) on hedges for which final pricing will be determined in future periods was nil (Mar 2007 — loss of $1,792,218) and has been included in comprehensive income.
There was no outstanding hedge accounted contracts on which final pricing were to be determined in future periods as at March 31, 2008. A profit of $560,000 was recognized from hedge accounted contracts for the quarter ended March 31, 2008 (Mar 2007 — loss of $532,448).
The following summarizes the hedge accounted contracts by derivative type on which final pricing will be determined in future periods as at March 31, 2007:
Management Discussion and Analysis       INTEROIL CORPORATION       28

Derivative	Type	Notional volumes (bbls)

Crude swap	Buy crude	150,000
Naphtha swap	Sell naphtha	250,000

In addition to the above, as at March 31, 2008, the Company had the following open non-hedge accounted derivative contracts outstanding. Any gains/losses on these contracts are included in general and administration expenses for the period. For the quarter ended March 31, 2008, these non-hedge accounted derivative contracts contributed a loss of $1,618,425 (Mar 2007 — a gain of $454,325) to the consolidated statement of operations.
As at March 31, 2008:

Derivative	Type	Notional volumes (bbls)

Kerosene swap	Sell Kerosene less TAPIS	150,000

As at March 31, 2007:

Derivative	Type	Notional volumes (bbls)

Brent contracts to manage export price risk	Sell brent	210,000

We will continue with our hedging and risk management program in 2008 and we will continue to evaluate new approaches to enhance our hedging arrangement and margin protection.
CRITICAL ACCOUNTING ESTIMATES
Certain of our accounting policies require that we make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion of those accounting policies, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2007 available at www.sedar.com.
NEW ACCOUNTING STANDARDS
For a discussion of the new accounting standards to be used by us in 2008, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2007 available at www.sedar.com
NON-GAAP MEASURES AND RECONCILIATION
Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by InterOil to analyze operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian generally accepted accounting principles. Further, EBITDA is not a measure of cash flow under Canadian generally accepted accounting principles and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the Non GAAP Measures Reconciliation of this MD&A.
Management Discussion and Analysis       INTEROIL CORPORATION       29

The following table reconciles net income (loss), a Canadian GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended	2008	2007				2006
($ thousands)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30

Upstream	(1,135)	(3,128)	(5,015)	(5,492)	(4,009)	(719)	(1,107)	(1,922)
Midstream — Refining	5,724	9,589	(1,332)	3,775	6,336	9,144	1,674	(8,188)
Midstream — Liquefaction	(1,636)	(797)	(4,104)	(444)	(322)	(396)	(298)	—
Downstream	4,529	3,627	3,301	2,760	3,028	1,143	1,954	3,559
Corporate and Consolidated	(347)	(2,394)	(3,105)	4,959	(1,931)	(2,299)	(853)	(3,770)

Earnings before interest, taxes, depreciation and amortization	7,135	6,897	(10,255)	5,558	3,102	6,873	1,370	(10,321)

Subtract:

Upstream	—	—	—	—	—	(2)	(1)	(1)
Midstream — Refining	(3,887)	(4,397)	(8,155)	(2,156)	(2,091)	(2,478)	(3,330)	(2,731)
Midstream — Liquefaction	—	—	—	—	—	—	—	—
Downstream	(1,282)	(1,145)	(3,320)	66	(39)	(36)	(38)	(39)
Corporate and Consolidated	(21)	99	6,253	(2,768)	(2,352)	(3,131)	(1,981)	(838)

Interest expense	(5,190)	(5,443)	(5,222)	(4,858)	(4,482)	(5,647)	(5,350)	(3,609)

Upstream	—	—	—	—	—	—	—	—
Midstream — Refining	—	(44)	69	12	(17)	(42)	46	137
Midstream — Liquefaction	(24)	(13)	—	—	—	—	—	—
Downstream	(753)	(1,112)	261	(32)	(483)	(997)	(416)	(1,004)
Corporate and Consolidated	(81)	(12)	214	(15)	(13)	(12)	126	(163)

Income taxes and non-controlling interest	(858)	(1,181)	544	(35)	(513)	(1,051)	(244)	(1,030)

Upstream	(154)	(134)	299	(338)	(309)	(233)	(202)	(173)
Midstream — Refining	(2,761)	(2,158)	(2,781)	(2,748)	(2,717)	(2,806)	(2,699)	(2,626)
Midstream — Liquefaction	(15)	(15)	—	—	—	—	—	—
Downstream	(573)	(700)	(497)	(552)	(456)	(537)	(222)	(90)
Corporate and Consolidated	18	21	20	20	21	22	24	26

Depreciation and amortisation	(3,485)	(2,986)	(2,959)	(3,618)	(3,461)	(3,554)	(3,099)	(2,863)

Upstream	(1,289)	(3,262)	(4,716)	(5,831)	(4,318)	(953)	(1,309)	(2,098)
Midstream — Refining	(924)	2,990	(12,199)	(1,117)	1,511	3,818	(4,309)	(13,408)
Midstream — Liquefaction	(1,675)	(825)	(4,104)	(444)	(322)	(396)	(298)	—
Downstream	1,919	670	(255)	2,242	2,050	(427)	1,278	2,426
Corporate and Consolidated	(429)	(2,286)	3,382	2,196	(4,275)	(5,420)	(2,684)	(4,745)

Net income (loss) per segment	(2,398)	(2,713)	(17,892)	(2,954)	(5,354)	(3,378)	(7,322)	(17,825)

Management Discussion and Analysis       INTEROIL CORPORATION       30

PUBLIC SECURITIES FILINGS
You may access additional information about us, including our Annual Information Form for the year ended December 31, 2007, which is filed with the Canadian Securities Administrators at www.sedar.com, and our Form 40-F, which is filed with the U.S. Securities and Exchange Commission at www.sec.gov.
GLOSSARY OF TERMS
Barrel, Bbl (petroleum) Unit volume measurement used for petroleum and its products.
BP BP Singapore Pte Limited.
Condensate A component of natural gas which is a liquid at surface conditions.
Crack spread The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products. These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.
Crude Oil A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.
EBITDA Earnings before interest, taxes, depreciation and amortization. EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used to analyze operating performance.
Farm out A contractual agreement with an owner who holds a working interest in an oil and gas lease to assign all or part of that interest to another party in exchange for the other party’s fulfillment of contractually specified conditions. Farm out agreements often stipulates that the other party must drill a well to a certain depth, at a specified location, within a certain time frame; furthermore, typically, the well must be completed as a commercial producer to earn an assignment of the working interest. The assignor of the interest usually reserves a specified overriding royalty interest, with the option to convert the overriding royalty interest to a specified working interest upon payout of drilling and production expenses.
FEED Front end engineering and design.
Feedstock Raw material used in a processing plant.
FID Final investment decision
GAAP Generally accepted accounting principles.
Gas A mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulphur or other non-hydrocarbon compounds.
ICCC Independent Consumer and Competition Commission in Papua New Guinea.
IPF InterOil Power Fuel. InterOil’s marketing name for low sulphur waxy residue oil.
IPP Import Parity Price. For each refined product produced and sold locally in Papua New Guinea, IPP is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts price
Management Discussion and Analysis       INTEROIL CORPORATION       31

include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.
IPWI Indirect Participation Working Interest.
LNG Liquefied natural gas. Natural gas converted to a liquid state by pressure and severe cooling, then returned to a gaseous state to be used as fuel. LNG is moved in tankers, not via pipelines. LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids.
LPG Liquefied petroleum gas, typically ethane, propane butane and isobutane. Usually produced at refineries or natural gas processing plants, including plants that fractionate raw natural gas plant liquids. LPG can also occur naturally as a condensate.
LSWR Low sulfur waxy residual fuel oil.
Mark-to-market Used to evaluate futures/option positions using current market prices to determine profit/loss. The profit/loss can then be paid, collected or simply tracked daily.
Naphtha That portion of the distillate obtained in the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene, has a specific gravity of about 0.7, and is used as a solvent for varnishes, illuminant, and other similar products.
Natural gas A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth’s surface, often in association with petroleum. The principal constituent is methane.
PGK Currency of Papua New Guinea.
PDL Petroleum Development License. The right given by the Independent State of Papua New Guinea to develop a field in readiness for commercial production.
PPL Petroleum Prospecting License. The tenement given by the Independent State of Papua New Guinea to explore for oil and gas.
PRL Petroleum Retention License. The tenement given by the Independent State of Papua New Guinea to allow the licensee holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.
Sweet/sour crude Definitions which describe the degree of a given crude’s sulfur content. Sour crudes are high in sulfur, sweet crudes are low.
Working interest An interest in a mineral property that entitles the owner of such interest to a share of the mineral productions from the property with the share based on such owner’s relative interest.
Natural gas measurements The following are some of the standard abbreviations used in natural gas measurement.
Mcf: standard abbreviation for 1,000 cubic feet.
Bil cu ft: Billion cubic feet. Also abbreviated to bcf.
Tcf: trillion cubic feet.
Management Discussion and Analysis       INTEROIL CORPORATION       32